August 31, 2005


Mail Stop 4561


Mark Lindberg
President
Interim Capital Corp.
420 E FM 3040, Suite 118, PMB 216
Lewisville, TX 75076

Re:	Interim Capital Corp.
	Registration Statement on Form 10-SB
	Registration No. 000-51502
	Filed August 18, 2005

Dear Mr. Lindberg:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in one or more material respects to comply with the requirements of the Securities
Act of 1933, the rules and regulations under that Act, and the requirements of the form. Your registration statement lacks interim financial statements as of the period ending June 30, 2005, as required by Item 310(g) of Regulation S-B. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	We suggest that you consider submitting a substantive
amendment
to correct the deficiency.  We will commence our review of your
registration statement at that time.   In this connection, please
note that the Form 10-SB goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities
Exchange Act of 1934. If your registration statement goes effective, you will be subject to the reporting requirements under Section 13(a)
of the Securities Exchange Act of 1934.

      Please refer any questions to Amanda McManus, Attorney-
Adviser,
at (202) 551-3412.


							Sincerely,


							Karen J. Garnett
							Assistant Director

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Mark Lindberg
Interim Capital Corp.
August 31, 2005
2